Exhibit 99.1

Borr Drilling Limited Announces Change to Board of Directors

September 7, 2020, Borr Drilling Limited (the "Company") (NYSE: BORR, OSE: BDRILL) today announced that, in connection with the assumption of his new role as CEO and in line with the Company’s corporate governance policies, Patrick Schorn will step down from the Company’s board of directors with effect from September 8, 2020.

Hamilton, Bermuda,
September 7, 2020

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.